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SEC FILE NUMBER
001-11397

CUSIP NUMBER
91911X104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
VALEANT PHARMACEUTICALS INTERNATIONAL

Full Name of Registrant
N/A

Former Name if Applicable

One Enterprise

Address of Principal Executive Office (Street and Number)
Aliso Viejo, California 92656

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The annual report on Form 10-K for the year ended December 31, 2007 of Valeant Pharmaceuticals International (the “Company”) cannot be filed within the prescribed period without unreasonable effort or expense.

As more fully described in the Company's current report on Form 8-K filed March 3, 2008, the board of directors of the Company has concluded that, as a result of errors in the Company’s accounting relating to its non-U.S. operations, financial statements for certain prior periods will need to be restated, the annual and interim financial statements, earnings press releases and similar communications previously issued by the Company should no longer be relied upon, and the Company’s internal control over financial reporting as of December 31, 2007 was ineffective as a result of the existence of material weaknesses in internal control over financial reporting.

Until the Company’s preparation of the restated financial statements is complete and such financial statements are audited or reviewed, as applicable, the Company will be unable to complete and file its annual report on Form 10-K for the year ended December 31, 2007. The Company intends to file its 2007 annual report on Form 10-K on or before the fifteenth calendar day following its original due date.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Peter J. Blott	(949)	461-6000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2008, the Company reported earnings for the quarter and year ended 2007. The loss from continuing operations for the fourth quarter was reported as $6.9 million, or a loss of $0.08 per diluted share, as compared to a loss from continuing operations of $14.9 million, or a loss of $0.16 per diluted share for the fourth quarter of 2006. It is anticipated that the loss from continuing operations for the fourth quarter 2007, as adjusted for the restatement will be reported as approximately $5.3 million, or a loss of $0.06 per diluted share and the loss from continuing operations for the fourth quarter 2006, as adjusted for the restatement will be reported as approximately $15.5 million, or a loss of $0.16 per diluted share. Income from continuing operations for 2007 was reported as $25.1 million, or $0.27 per diluted share as compared to a loss from continuing operations of $55.8 million, or a loss of $0.60 per diluted share for 2006. It is anticipated that the income from continuing operations, for 2007, as adjusted for the restatement, will be reported as $28.3 million or $0.30 per diluted share and the loss from continuing operations for 2006 will be reported as $57.4 million, or $0.61 per diluted share. Due to the pending preparation of the restated financial statements and audit work, the foregoing estimates are preliminary and may change and such changes could be significant with respect to such periods.

As discussed in Part III above, as of the date of this filing, due to the delays in the filing of the 2007 Annual Report on Form 10-K, the Company is still reviewing and finalizing its operating results for the year ended December 31, 2007 and the restated financial information for the fiscal year ended December 31, 2006. However, the Company expects that its operating results for the year ended December 31, 2007 and the year ended December 31, 2006 (as restated) will generally compare as follows:

•	Total consolidated revenue for 2007 is expected to be approximately $875 million, compared to approximately $863 million for 2006, reflecting increased alliance revenue (which included a licensing payment of $19 million from Schering-Plough, which offset decreased royalties from ribavirin royalties) and increased specialty pharmaceutical product sales. Specialty pharmaceutical product sales in 2007 included a favorable impact from foreign exchange rate fluctuations, partly offset by a reduction in volume. Significant factors that contributed to this volume reduction included sales declines in Mexico, partly offset by sales increases in Central Europe, Canada, and the United Kingdom;

•	Total operating expenses for 2007 are expected to be approximately $796 million, compared to approximately $856 million for 2006, reflecting reduced restructuring charges and asset impairments, which offset increases in selling expenses and gain on litigation settlements in 2006;

•	Income from continuing operations for 2007 is expected to be approximately $28 million compared to a loss of approximately $57 million from continuing operations for 2006, primarily attributable to reduced operating expenses; and

•	Loss from discontinued operations for 2007 is expected to be approximately $32 million, compared to a loss of approximately $1 million for the year ended December 31, 2006, primarily related to our Infergen operations.
The Company expects to report a net loss for 2007 of approximately $3 million, whereas the net loss for 2006 (as restated) is expected to be a loss of approximately $58 million, as a result of the foregoing. The Company cautions that these financial results are preliminary, based on currently available information and are subject to the final annual closing process and the completion of customary annual review procedures by the Company.

VALEANT PHARMACEUTICALS INTERNATIONAL
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2008	By	/s/ Peter J. Blott

Executive Vice President and Chief Financial Officer